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                               June 27, 2022

       Mike Tomas
       Chief Executive Officer & President
       U.S. Stem Cell, Inc.
       1560 Sawgrass Corporate Pkwy, 4th Floor
       Sunrise, FL 33323

                                                        Re: U.S. Stem Cell,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-33718

       Dear Mr. Tomas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures
       Management's Report on Internal Control Over Financial Reporting, page
26

   1.                                                   Please provide
management's assessment of the effectiveness of your internal control over financial reporting.
Also include a statement identifying the framework used by
                                                        management to evaluate
the effectiveness. Refer to Item 308(a)(2) and (3) of Regulation
                                                        S-K.
       Exhibit 31.1
       302 Certification, page E-1

   2. Please amend your filing to provide a revised certification that refers to the correct fiscal year end of December
31, 2021.
 Mike Tomas
FirstName  LastNameMike  Tomas
U.S. Stem Cell, Inc.
Comapany
June       NameU.S. Stem Cell, Inc.
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
Exhibit 32.1
906 Certification, page E-1

3. Please amend your filing to provide a revised certification that refers to the correct fiscal year end of December 31, 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services